

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2014

<u>Via E-Mail</u>
Stephen J. Sather
Chief Executive Officer
El Pollo Loco Holdings, Inc.
3535 Harbor Blvd., Suite 100
Costa Mesa, CA 92626

> **Re: El Pollo Loco Holdings, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 6, 2014**
> **CIK No. 0001606366**

Dear Mr. Sather:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your response to our prior comment 1 and the artwork you included. Please revise to remove marketing language intended for your customers rather than investors. In this regard please remove the phrase "some may call the lengths we go to crazy."

2. We note your response to our prior comment 3. Based on your response to us and your disclosure, it appears that your food and cooking process is "Mexican-inspired" rather than "authentic." Please revise accordingly. We note, for example, that after the first El Pollo Loco was opened in the United States you incorporated additional ingredients into the cooking. We also note several references to your cooking as being "Mexican-inspired."

3. We note your response to our prior comment 3. Please revise your prospectus to remove marketing language that is not objectively substantiable such as your descriptive statements regarding "compelling value proposition" (pages 1 and 62), "theater of [y]our fresh chicken" (page 70), "great food" and "great service" (pages 4 and 64), "attractive" economics, average restaurant unit volumes, and cash-on-cash returns (pages 4, 5, 64, 65, and 67), "passion for [y]our concept" (pages 4 and 64), "passionate leadership" (pages 4 and 64), and "passion for high-quality food" (page 70).

4. We note your response to our prior comment 4. Please remove the reference to your food being "higher quality" on page 1 and elsewhere and "innovative" on page 5 and elsewhere. In the alternative, in each case please revise to state what you mean by the statement and provide us objective substantiation as necessary.

5. We note your response to our prior comment 4. Please revise the first paragraph under "Our Company" on page 1 to clarify what you mean by "fresh" chicken. For example, is your chicken never frozen?

6. We note your response to our prior comment 12. Please provide us with a basis for your stated belief that you have a competitive advantage relative to your competitors.

7. Please provide a currently dated consent of the independent registered public accounting firm upon the public filing of your Form S-1 registration statement.

Prospectus Summary, page 1

Our Company, page 1

It All Starts with Our Chicken, page 1

8. Please provide us an objective basis, such as consumer surveys, for your claim on page 1 that you offer "the quality of food typical of fast casual restaurants" or revise to state this as your belief.

9. We note your response to our prior comment 11. It appears that the context in which you disclose system-wide sales on page 1 provides inappropriate prominence to the measure. If you wish to disclose your system-wide sales please revise to disclose your revenues prior to the disclosure of your system-wide sales.

10. We note your response to our prior comment 13 and the supplemental source you provided. Please revise your disclosure to explain with greater specificity how your definition of "QSR+" differs from the "QSR" and "fast casual" dining segments of the restaurant industry. Given that this is not a widely accepted industry term it is important that you define it clearly.

Our Competitive Strengths, page 3

Authentic, Fresh-Made "Crazy You Can Taste," page 3

11. We note your response to our prior comment 17. Please revise this section to further explain what you mean by "prepared from scratch." We note, for example, that you hand-chop your vegetables daily. Please also describe other aspects of your cooking so as to further explain what you mean by "prepared from scratch."

Developing Industry-Leading AUVs, page 4

12. We note your response to our prior comment 18. Please delete the statements that you have "Industry-Leading AUVs" and that your restaurant operating results "are among the highest in the QSR and fast-casual industry segments" or revise to make statements that are consistent with what you are able to substantiate to us.

Our Sponsors, page 7

13. We note your response to our prior comment 24. Please revise to briefly discuss the conflicts of interest related to your equity sponsors in this section.

Quarterly Financial Data, page 52

14. We note significant fluctuations in net income (loss) from quarter to quarter in the two year period. In this regard, please provide footnote disclosure describing the effect of any extraordinary, unusual or infrequently occurring items recognized in each full quarter to assist a reader with understanding the reasons for the fluctuations. Refer to Item 302(A)(3) of Regulation S-K.

Business, page 62

Our Growth Strategy, page 65

This Bird is "En Fuego," page 65

Expand our Restaurant Base, page 65

15. We note your response to our prior comment 36. Please revise to disclose the weekly AUVs and annualized cash-on-cash returns for new company-operated restaurants as measured for the most recently completed fiscal year or tell us why this is not appropriate.

Executive Compensation, page 79

Elements of Compensation, page 80

Equity Grants, page 80

16. Based upon the supplemental information provided in response to prior comment number 43, it appears certain stock options granted prior to December 26, 2012 have been reflected in the table on page 55 as stock option grants since December 26, 2012. Please advise or revise to your table accordingly.

17. In addition, the exercise price for the same option awards granted on July 29, 2013 differ in the schedules included in the supplemental information for page 55 and 75. Please advise or revise to correct the discrepancy in the filing accordingly.

Certain Relationships and Related Party Transactions, page 83

Monitoring and Management Services Agreement, page 84

18. Your response to our prior comments 44 and 45 indicates that Trimaran and Freeman Spogli have represented to you that they will waive their rights to collect a termination fee. In this regard, tell us whether you have obtained a legal waiver from Trimaran and Freeman Spogli to forgo collection of the termination fee. If you continue to be legally subject to payment of the termination fee you should present a pro forma balance sheet reflecting the distribution accrual, alongside the historical balance and pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the dividend.

Unaudited Condensed Consolidated Financial Statements, page F-34

Notes to Condensed Consolidated Financial Statements (Unaudited), page F-39

8. Net Income (Loss) Per Share, page F-44

19. Please revise your footnote to include a reconciliation of the shares used in the denominator of basic and diluted per-share computation for each period presented.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
        Richard B. Aftanas, Esq.